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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 i3 Mobile, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   465713 10 5
                                 (CUSIP Number)

                            Michael Hirschberg, Esq.
                        Piper Marbury Rudnick & Wolfe LLP
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  April 6, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)




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CUSIP NO.  465713 10 5                    13D                 PAGE 2 OF 5 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Stephen G. Maloney

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO and PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)

                                                                    [ ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

                7    SOLE VOTING POWER
                     1,489,166
   NUMBER OF
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY        N/A
   OWNED BY
     EACH       9    SOLE DISPOSITIVE POWER
   REPORTING         1,489,166
    PERSON
     WITH       10   SHARED DISPOSITIVE POWER
                     N/A

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,489,166

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.5%


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14     TYPE OF REPORTING PERSON
       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of i3 Mobile, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 181 Harbor Drive, Stamford, CT 06902.


ITEM 2. IDENTITY AND BACKGROUND.

     The person filing this Statement is Stephen G. Maloney (the "Reporting Person"). The Reporting Person is an individual who is a citizen of the United States of America. The Reporting Person is the Chairman of the Board and Chief Strategist of the Issuer. The address of the Reporting Person is c/o i3 Mobile, Inc., 181 Harbor Drive, Stamford, CT 06902. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person received 1,375,000 shares of Common Stock as a founder of the Issuer. No consideration was paid by the Reporting Person for these shares. In June, 1999, the Reporting Person purchased 96,666 shares of Common Stock from another shareholder for cash consideration of $1.50 per share. The Reporting Person also received options to purchase 175,000 shares of the Issuer's Common Stock under the Issuer's 1995 and 2000 Stock Incentive Plans, of which 17,500 are exercisable within the next sixty days. No consideration was paid by the Reporting Person for these options.


ITEM 4. PURPOSE OF THE TRANSACTION.

     The acquisition of the Common Stock of the Issuer was made by the Reporting Person for investment purposes only. The Reporting Person does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.




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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 1,489,166 shares of Common Stock (after exercise of options beneficially held by the Reporting Person), constituting approximately 6.5% of the issued and outstanding shares of Common Stock. The number of issued and outstanding shares of Common Stock upon which the foregoing percentages were based was reported by the Issuer in its most recent filing with the Securities and Exchange Commission.

     (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by him.

     (c) Within the past sixty days, no transactions in the Common Stock were effected by the Reporting Person.

     (d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock which are the subject of this filing.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Not applicable.





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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:   March 8, 2001                    /s/ Stephen G. Maloney
                                          ----------------------
                                          Stephen G. Maloney